# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HST Global, Inc., CIK 0000797564
CUSIP: 40432E202
Title of class of securities: Common
Address of issuer's principal executive offices: 509 OLD GREAT NECK ROAD, SUITE 105, VIRGINIA BEACH, Virginia (VA), 23454
Date of event which requires filing of this statement: 07/23/2026
Filed by CIK 0001812409
Persons authorized to receive notices and communications: Michael Field, 509 Old Great Neck Road Suite 105, Virginia Beach, Virginia (VA), 23454, 8009614750

## Reporting persons
- Field Michael L (CIK 0001812409): type of reporting person: individual (IN); citizenship or place of organization: Virginia (VA); source of funds: personal funds (PF); sole voting power 86,883,146; shared voting power 0; sole dispositive power 86,883,146; shared dispositive power 0; aggregate amount beneficially owned 86,883,146 (31% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: HST Global, Inc.
Address of issuer's principal executive offices: 509 OLD GREAT NECK ROAD, SUITE 105, VIRGINIA BEACH, Virginia (VA), 23454

## Item 2. Identity and Background
Name of person filing: Michael Field
Residence or business address:
509 Old Great Neck Road Suite 105
Virginia Beach, VA 23454
Present principal occupation or employment: President and Interim CFO HST Global Inc.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
43,441,573 common shares were purchased pursuant to a shareholder's rights offering for $156,389.66 which consisted of cash and converting of indebtedness, funded from personal funds. The transaction represented a 1 for 1 rights purchase and did not change the percentage ownership of the acquirer.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose was for investment related to a shareholder's rights offering.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 86,883,146.00 representing 31 percent of the common stock issued and outstanding
Number of shares as to which each person has sole or shared power to vote or dispose: 86,883,146.00
Transactions in the class effected during the past sixty days: On July 23, 2026, the Reporting Person acquired 43,441,573 shares of Common Stock of the Issuer for $156,389.66 pursuant to a private shareholder rights offering. Following such acquisition, the Reporting Person beneficially owns an aggregate of 86,883,146.00 shares of Common Stock. The consideration for the July 23, 2026 acquisition consisted of cash and converting of indebtedness, funded from personal funds.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Field Michael L: Michael Field, President and Interim CFO (07/23/2026)